EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2014	2013	2014	2013
Earnings (Loss):
Net loss	$(36,163)	$(9,755)	$(169,594)	$(90,563)
Amortization of capitalized interest	149	142	439	411
Capitalized interest	(396)	(520)	(1,616)	(842)
Fixed charges (below)	38,070	35,927	111,379	106,959
Loss adjusted for fixed charges	$1,660	$25,794	$(59,392)	$15,965
Fixed charges:
Interest expense	$37,084	$34,721	$107,994	$103,979
Capitalized interest	396	520	1,616	842
Portion of rent expense representative of interest	590	686	1,769	2,138
Total fixed charges	$38,070	$35,927	$111,379	$106,959
Coverage deficiency	$36,410	$10,133	$170,771	$90,994